Exhibit (c)(6)
Project Chicago Valuation Summary January 13, 2006

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Valuation Methods Discounted cash flow analysis - key method Precedent transactions multiples - secondary method Comparable trading multiples - additional check

Approach 1. Value 100% of KKM Field X 60% = 2. Estimate 100% of Chicago Equity Value X 37% = 3. Assess minority stake in Chicago

Discounted Cash Flow Analysis PROJECT CHICAGO SUMMARY DCF VALUATION (US$ mm) 2006 2007 2008 2009 2010 Revenue 212.88 212.54 200.69 210.53 178.95 Operating Expenses 50.11 56.53 61.58 65.45 57.65 EBITDA 135.43 128.50 112.50 117.32 96.31 Depreciation 29.97 33.80 36.61 38.55 32.95 EBIT 105.46 94.70 75.89 78.78 63.36 (-) Income Taxes 31.29 28.72 23.62 25.01 20.95 (-) Capex 35.00 35.00 35.00 35.00 15.00 (-) Changes in WC 9.13 (0.04) (1.57) 1.30 (4.18) (+) Depreciation 29.97 33.80 36.61 38.55 32.95 FREE CASH FLOW 60.02 64.83 55.45 56.02 64.53 NET FCF (225.36) 64.83 55.45 56.02 64.53 IRR 19.4% PV of FCF $305.82 TV @ 1% Perpetuity (3.80) ENTERPRISE VALUE $302.02 Net Debt (Cash) 16.64 KKM EQUITY VALUE 285.38 CHICAGO EQUITY VALUE $171.23 IMPLIED SHARE PRICE $4.15

Precedent Transaction Multiples PROJECT CHICAGO SELECTED COMPARABLE TRANSACTION ANALYSIS (US$ in Millions. Except Ratios. Reserve and Production Data) Seller / Buyer Total Deal Value Non-E&P Assets Implied E&P Value Net Debt EV/ EBITDA 2P Reserves EV / 2P Reserves Production EV / Production (mm bbls) ($/bbl) (mm bbls) ($/bbl) PETROKAZAKHSTAN/CNPC 4,165.76 420.00 3,745.76 (156.49) 4.49 462.75 7.76 40.15 89.40 NELSON / LUKOIL 2,000.00 _ 2,000.00 60.19 5.89 257.23 8.01 12.41 166.01 AVERAGE MULTIPLE 5.19 7.88 127.70 KKM DATA 2005E Multiple EV EBITDA 93.12 5.19 482.96 2P Reserves 63.2 7.88 498.19 Production 3.87 127.70 494.21 AVERAGE ENTERPRISE VALUE 491.79 Net Debt (Cash) 16.64 KKM EQUITY VALUE $475.15 CHICAGO EQUITY VALUE $285.09 IMPLIED SHARE PRICE $6.91

Chicago Share Price Dynamics

Results DCF analysis produced base case valuation of $4.15 per share that is at about 20% discount to the current share price of $5.25. Transaction multiples method based on two most relevant deals gives an implied price of $6.91 per share Analysis of recent share price of Chicago leads to a wide price range of $5-$7 per share where trading volume soars with very strong selling supported by record turnover at $7 per share Knowing that the total minority stake in Chicago is not more than 37% (about 15.3 million shares) and assuming potential bid price corridor of $5-$7 per share the total size of the deal will be in a range of $76-$107 million In order to come up with a single starting bid price we suggest to use an average of our DCF ($4.15 per share) and Multiple ($6.91 per share) valuations. The result would be an offer price of $5.53 per share that lies in a lower quartile within projected price range and is 9% premium to 30 days average share price. Total deal size in this case is $84.6 million. 8.5% 18.0% 18.4% 28.8% 28.3% 39.5% 5.50 6.00 6.50 Premium (discount) to average price Bid Average Price Price 30 Days 60 Days 5.07 4.66